

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2020

James Nathanielsz
Chief Executive Officer
Propanc Biopharma, Inc.
302, 6 Butler Street
Camberwell, VIC, 3124 Australia

> **Re: Propanc Biopharma, Inc.**
> **Amendment No. 4 to**
> **Registration Statement on Form S-1**
> **Filed October 14, 2020**
> **File No. 333-238240**

Dear Mr. Nathanielsz:

We have reviewed your amended registration statement and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment 4 to Registration Statement on Form S-1

Coverpage

1. We note that your amended disclosure on page 69 indicates that your common shares are now quoted on the OTC Pink marketplace. To sell shares at market prices, please note that there must be an existing trading market for those shares in order to satisfy Item 501(b)(3) of Regulation S-K. Accordingly, please revise your cover page to reflect that your stock is currently traded on the OTC Pink marketplace and that the selling shareholder will sell at a fixed price of $x.xx (or a range) until your shares are quoted on the OTCQX or OTCQB marketplace of OTC Link and thereafter at prevailing market prices or privately negotiated prices.

Please contact Courtney Lindsay at (202) 551-7237 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences